SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 4 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                            CRW FINANCIAL, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 126276104
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                             December 17, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 126276104           13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                           (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           995,303
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      995,303
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     995,303

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                      [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.91%

14   TYPE OF REPORTING PERSON*

     CO, IN



*SEE INSTRUCTIONS BEFORE FILLING OUT



                AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of CRW Financial, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on June 5, 1997, amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 19, 1997, and by Amendment No. 2 to Schedule 13D filed with the Commission on June 26, 1997 and further amended by Amendment No. 3 to Schedule 13D filed with the Commission on September 23, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of January 15, 1998, Fir Tree Partners had invested (i) $4,786,471 in shares of Common Stock through Fir Tree Value Fund, (ii) $887,943 in shares of Common Stock through Fir Tree Institutional and (iii) $364,007 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

     (a) As of January 15, 1998, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 995,303 shares of Common Stock of the Issuer or 15.91% of the shares outstanding. The 995,303 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on January 15, 1998 is based on 6,255,433 outstanding shares of Common Stock as of October 31, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of September 11, 1997 to January 15, 1998 are listed on Annex A attached hereto and made apart hereof.



                            ANNEX A


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------

   09/11/97           Buy          2,500        3.5625
   09/22/97           Buy          5,000        3.4375
   09/24/97           Buy          7,000        3.5000
   09/25/97           Buy          7,000        3.5000
   10/31/97           Buy          7,500        3.5625
   12/15/97           Buy         19,000        2.7039
   12/16/97           Buy         10,000        3.0000
   12/17/97           Buy         14,000        3.1964
   12/19/97           Buy          7,500        3.3125
   12/19/97           Buy         10,000        3.3125
   12/29/97           Buy          3,000        3.2500
   12/29/97           Buy          7,500        3.2708
   12/30/97           Buy         24,000        3.1875
   12/30/97           Buy          2,500        3.1875
   12/31/97           Buy         25,000        3.1875
   12/31/97           Buy          5,000        3.1875
   01/07/98           Buy         12,500        3.2500
   01/09/98           Buy          5,000        3.1875
   01/15/98           Buy          3,500        3.1875
                                 -------
                                 177,500
                                 =======

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 21, 1998



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /s/JEFFREY TANNENBAUM
                                   ------------------------------
                                   JEFFREY TANNENBAUM, President


                              /s/JEFFREY TANNENBAUM
                              -----------------------------------
                              Jeffrey Tannenbaum